                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of March 2003




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F      X            Form 40-F
                         ----------                   ---------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                    Yes                      No      X
                         --------                --------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)






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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BANCOLOMBIA S.A.
                                  (Registrant)




Date: March 5, 2003           By  /s/ JAIME ALBERTO VELASQUEZ B.
                                  -----------------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance




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NY12532:328940.2
Medellin, February 28, 2003                                            VSG-0035




BOLSA DE VALORES DE COLOMBIA
Att. Dr. Augusto Acosta Torres
Bogota


Reference: 001007    Bancolombia
              025    Assembly Reports
               01    Presentation
                     With annex


In accordance with Resolution 0932 of December 21, 2001, and External Circular No. 007 of December 10, 2001, issued by the Superintendency of Securities, I am pleased to inform you that the ordinary general shareholders' assembly, at its meeting on February 27, approved the following proposals:

DISTRIBUTION OF PROFITS

Gross Income                                                            $176,286,534,408.72

Tax Appropriations                              $25,363,631,155.47
---------------------------------------------------------------------------------------------

Net Income (unconsolidated)                                             $150,922,903,253.25

Value to be withdrawn from the reserve
constituted in the previous fiscal year for
future distributions of dividends                                       $ 45,979,255,153.39

In order to pay a dividend to 398,259,608
ordinary shares and 178,435,787 shares with
preferential dividend rights and without
voting rights, underwritten and paid through
December 31, 2002, with a ratio of $132 per
share, payable as follows: $33 per share and
trimester, payable from the first working
day of each calendar quarter (April 1, July
2, October 1, 2003 and January 2, 2004)         $76,123,792,140.00


Reserve ordered by edict 2336 of 1995,
resulting from the valuation of investments
at market prices                                $24,087,695,827.07

Temporary Reserve available to the Assembly
for future distributions of dividends           $81,598,380,114.24

For the Statutory Reserve Fund                  $15,092,290,325.33
                                                ---------------------------------------------

Equal Sums                                      $196,902,158,406.64     $196,902,158,406.64
                                                =============================================


AMENDMENT TO BY-LAWS

FIRST:
------

In compliance with the provisions of Article 24 of Law 795 of 2003, Finance Reform, it is up to the General Shareholders' Assembly to designate the DEFENSOR DEL CLIENTE, which requires an amendment to the company by-laws in Article 46 in relation to the duties of the General Shareholders' Assembly, as follows:

Article 46. Duties of the General Assembly. The General Assembly will exercise the following functions under the law:

......

15. Designate the DEFENSOR DEL CLIENTE. In case of vacancy of the DEFENSOR DEL CLIENTE, the Assembly will delegate at the Board Meeting their designation until all of the General Assembly in the following meeting ratifies the designation or proceeds to carry out a new one.

16. Exercise the other duties indicated by law or the by-laws and in general those that do not correspond to another corporate body.



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SECOND:
-------

Additionally, for the purpose of implementing other regulations related to the Corporate Governance Code of BANCOLOMBIA it is necessary to amend the following articles:

ARTICLE 63. Operation of the Board of Directors. The functioning of the Board of Directors will be governed by the following regulations and as determined by law, the by-laws, and other regulations or Codes of BANCOLOMBIA:

1. Will be able to validly convene without the presence of the President, the Secretary or other officials of the Bank's administration.

......

ARTICLE 64. Duties of the Board of Directors. The following subsection is added:

......

26. The Board of Directors will be able to make proposals at the General Shareholders' Assembly with respect to any matters that it considers necessary for the proper operation of the Bank.

......

ARTICLE 71. Duties of the President. The following subsection is added:

......

16. The President will be able to make proposals at the General Shareholders Assembly with respect to any matters that it considers necessary for the proper operation of the Bank.

17. The others duties imposed on the President by law, the by-laws and the nature of the position itself.


THIRD:
------

In compliance with the requirements of the Superintendency of Banking, it is necessary to specify the extent of the legal representation of the Directors of the Legal Departments, which requires a modification of Article 70 of the Company By-Laws as follows:

ARTICLE 70: Legal Representation: The Bank's Legal Representatives, in court and extra-judicially, by the President, the Vice Presidents, who will be able to act jointly or separately. The Bank's Legal Representatives have authority to enter into or execute, without limitations other than those set forth in these by-laws with respect to operations that need previous authorization by the Board of Directors or the General Shareholders' Assembly, all acts or contracts within the company objectives or of a simply preparatory, accessory, or complimentary character for the achievement of the ends the Bank pursues, and those directly related to its existence and operation. The legal representatives are vested with special powers to settle, arbitrate, and conduct the company business, enter into agreements, contracts, settlements and resolutions; to promote and assist judicial, administrative or contentious administrative actions in which the Bank holds an interest or has to intervene, to present all recourses available under the law; waive the actions or recourses that are presented; to make novations for liabilities or credits; to give or receive goods in payment; to appoint powers of attorney for court or extra-judicial proceedings; to delegate powers to them, revoke mandates and substitutions and execute other acts that assure the fulfillment of the Bank's objectives. In case of absolute or temporary absence of the President and the Vice Presidents, the members of the Board of Directors shall have legal representation rights in the order of their designation.

FIRST PARAGRAPH: Within the area of their responsibilities, Regional and Local Managers will also have legal representation rights. In addition, the Managers of the branch offices as to the businesses of their own offices, in compliance with Article 80 of the company by-laws.

SECOND PARAGRAPH: The Directors of the General Counsel and Trial Legal Departments of BANCOLOMBIA, will have legal representation rights as to all matters of legal character with respect to the Bank, especially as to matters before administrative and judicial authorities.

FOURTH:
-------

In order to facilitate trading of the shares in the national market and following the modernization of capital markets, it is proposed to include within the company by-laws the possibility that the Bank shares are issued in book-entry form.

Accordingly, the Company By-laws are amended as follows:

Article 10 of the By-laws will remain as follows:

ARTICLE 10. Class of shares: The shares of the company are registered and of capital and may be ordinary, privileged or with preferential dividends and without voting rights.

The shares may be in certificated form or in book-entry form, according to what the Board of Directors decides in its respective resolution. In the case of shares in book-entry form, their trading will be governed by the rules that regulate transactions through a Central Security Depositary.

In compliance with article 7o. of the By-Laws, all the shares that are issued will have equal nominal value.

Article 12 of the By-Laws will remain as follows:

ARTICLE 12. Share certificates: In the case when the shares are issued in certificated form, the certificates will be issued in numbered and continual series, with signatures of the legal representative and corporate secretary, and will contain the prescribed legends by law, in accordance with the text and under the express form determined by the Board of Directors.

When the shares are issued in book-entry form, the credit and registration in the share register will be enough for the holder to exercise its rights, through certification sent by the Central Security Depositary.

Article 13 of the By-Laws will remain as follows:

ARTICLE 13. Issuance of security certificates: When the shares are issued in physical form, the Bank will issue to each shareholder a certificate for the total amount of shares to which such holder is entitled, unless the holder applied for an issuance of a certificate for a partial amount of shares.

The Bank will not issue certificates for fractions of shares.

While the shares have not been entirely paid, only provisional certificates may be issued to holders.

Article 15 of the By-Laws will remain as follows:

ARTICLE 15. Duplicates: For the certificates in physical form, the Bank will issue duplicates to shareholders registered in the share register, only in accordance with the following:

a) In the cases of stolen or lost certificates, the issuance of the duplicate will be authorized by the Board of Directors. In the case of stolen certificates, the fact that they have been stolen must be substantiated before the Board and an authentic copy of the corresponding police report must be presented in all cases. In the case of loss, a guarantee must be given as required by the Board of Directors; if the lost certificate is later found, the owner must return the duplicate.

b) In the case of damaged certificates, the issuance of the duplicate will be authorized by the corporate secretary, upon delivery on the part of the shareholder of the original certificate for the Bank to cancel.

Article 16 of the By-Laws will remain as follows:


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ARTICLE 16. Trading of shares: The shares may be traded in accordance with law, except for legally exempt cases.

In the case of transfer, the entry in the share register will be made upon written instructions of the transferor, upon the endorsement on the share certificate, or through a "letter of conveyance" signed by the transferor. The transferor must indicate in the endorsement or in the letter: the name of the transferee, his or her address, nationality and identification. In legal sales and company liquidations, the registration will be carried out by showing the original or authenticated copy of the relevant documents which contain the order or communication of the legally authorized person.

In order to enter a new registration and to issue the certificate to the purchaser, the Bank will cancel the certificate issued to the transferor or former owner.

If the shares are held in book-entry form, the transfer will be made through a credit in the books of the Central Security Depositary.

PARAGRAPH: The Bank does not assume responsibility for any events or circumstances that can affect the validity of the contract between the transferor and transferee of shares, and will only look at the external formalities of the transfer.

Article 20 of the By-Laws will remain as follows:

ARTICLE 20: Shares pledged and USUFRUCTO: shares that are pledged may not be transferred without authorization from the creditor. The pledge will not confer to the creditor the rights of a shareholder without authorization or express agreement. The written instrument or document recording such agreement will be sufficient to exercise before the Bank the rights conferred to the creditor.

The pledge will be perfected through an entry in the share register.

Except for express agreements to the contrary, an USUFRUCTO (right to use and enjoy the benefits of an asset) will confer all shareholder rights, except the rights to transfer, pledge and liquidation. To exercise the rights reserved for the original owner, a written instrument or document will be enough.

If the shares are in book-entry form, these transactions will be legalized through a credit in the books of the Central Security Depositary.


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ELECTION OF THE AUDITOR (REVISOR FISCAL)

The firm Deloitte & Touche was elected to act as auditor until February 2004.


Sincerely,





LEONARDO URIBE CORREA
Vice President Secretary General